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J. Mark Ray	Direct Dial: 404-881-7739	E-mail: mark.ray@alston.com

July 21, 2011

Via EDGAR Filing and Overnight Delivery

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3030

Re:	Astec Industries, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed March 1, 2011 File No. 001-11595

Dear Mr. James:

On behalf of our client, Astec Industries, Inc. (the “Company”), we are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated July 8, 2011, addressed to F. McKamy Hall, Chief Financial Officer of the Company, with regard to the above-referenced filing (the “Comment Letter”).  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  To facilitate your review, we have reproduced below the original text of the Staff’s comments and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission and also are delivering a copy of the submission to your attention via overnight courier.

Form 10-K for the fiscal year ended December 31, 2010

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page A-30

Revenue Recognition, page A-32

1.
Comment.  We acknowledge your response to comment 8.  Tell us how you considered disclosing a brief summary, similar to your response, of your equipment testing which is completed prior to shipping to ensure it meets standard or customer specific criteria.

Response.  We acknowledge your comment and, in future filings, will expand our disclosure regarding revenue recognition to include comments concerning our equipment testing which is completed prior to shipping to ensure it meets standard or customer specific criteria.  An example of the expanded disclosure is as follows:

Revenue is generally recognized on sales at the point in time when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been shipped and there is reasonable assurance of collection of the sales proceeds. The Company generally obtains purchase authorizations from its customers for a specified amount of products at a specified price with specified delivery terms. A significant portion of the Company’s equipment sales represents equipment produced in the Company’s plants under short-term contracts for a specific customer project or equipment designed to meet a customer’s specific requirements.  Most of the equipment sold by the Company is based on standard configurations, some of which are modified to meet customer needs or specifications.  The Company provides customers with technical design and performance specifications and performs pre-shipment testing to ensure the equipment performs according to design specifications, regardless of whether the Company provides installation services in addition to selling the equipment.

Certain contracts include terms and conditions pursuant to which the Company recognizes revenues upon completion of equipment production, which is subsequently stored at the Company’s plant at the customer’s request. Revenue is recorded on such contracts upon the customer’s assumption of title and risk of ownership and when collectability is reasonably assured. In addition, there must be a fixed schedule of delivery of the goods consistent with the customer’s business practices, the Company must not have retained any specific performance obligations such that the earnings process is not complete and the goods must have been segregated from the Company’s inventory prior to revenue recognition.

The Company accounts for certain sales as multiple-element arrangements, whereby the revenue attributable to the sale of a product is recognized when the product is shipped and the revenue attributable to services provided with respect to the product (such as installation services) is recognized when the service is performed. Consideration is determined using the fair value method and approximates sales price of the product shipped or service performed. The Company evaluates sales with multiple deliverable elements (such as an agreement to deliver equipment and provide related installation services) to determine whether revenue related to individual elements should be recognized separately, or as a combined unit. In addition to the previously mentioned general revenue recognition criteria, the Company only recognizes revenue on individual delivered elements when there is objective and reliable evidence that the delivered element has a determinable value to the customer on a standalone basis and there is no right of return.

The Company presents in its statements of operations any taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions between the Company and its customers, such as sales, use, value-added and some excise taxes, on a net (excluded from revenue) basis.

Note 7.  Property and Equipment, page A-40

2.
Comment.  We refer to your response to comment 14.  We see that you disclose land, a non-depreciable asset, with other categories of depreciable assets.  Please tell us how you considered including land as a separate line item.

Response.  We acknowledge your comment and in future filings will expand our disclosure to include land, buildings and land improvements, manufacturing and office equipment, aviation equipment (see comment 3) and accumulated depreciation as separate line items in the table in Note 7, Property and Equipment.

3.
Comment.  Further, we note that aviation equipment has a significantly longer useful life and a unique function compared to other equipment, as well as representing over 7% of total property and equipment.  Please tell us in more detail how you considered including aviation equipment as a separate line item.

Response.  We acknowledge your comment and, in future filings will include aviation equipment as a separate line item in the table in Note 7, Property and Equipment.  See our response to comment 2 above for additional information.

If you have any questions or require any additional information, please feel free to contact me at (404) 881-7739.

Sincerely,

/s/ J. Mark Ray
J. Mark Ray

cc:           F. McKamy Hall

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